UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CAPLEASE, INC.

(Name of Subject Company (Issuer))

CAPLEASE, INC.

(Name of Filing Person (Offeror))

7.50% Convertible Senior Notes due 2027	140288 AA 9
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Paul C. Hughes

General Counsel

CapLease, Inc.

1065 Avenue of the Americas

New York, New York 10018

(212) 217-6300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dee Ann Dorsey, Esq.

Hunton & Williams LLP

200 Park Avenue

New York, New York 10166

 (212) 309-1174

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,009,000	$4,012.03

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 7.50% Convertible Senior Notes due 2027 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of August 29, 2012, there was $35,009,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $35,009,000.

**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2012 (the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on September 12, 2012 (as amended and supplemented, the “Schedule TO”) by CapLease, Inc., a Maryland corporation (“CapLease” or the “Company”), relating to the right of each holder (the “Holder”) of the Company’s 7.50% Convertible Senior Notes due 2027 (the “Securities”) to sell and the obligation of the Company to purchase the Securities, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of October 9, 2007 (the “Indenture”), among the Company, certain subsidiaries of the Company, as guarantors, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as set forth in the Company’s Issuer Put Right Notice for 7.50% Convertible Senior Notes due 2027, dated August 30, 2012 as amended and supplemented by Amendment No. 1 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). This Amendment No. 2 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Amendments to Items 1 and 4 of Schedule TO and to the Company Notice.

These items and the information in the Company Notice are amended and supplemented by adding the following:

The Put Option expired at 12:00 midnight, New York City time, on September 27, 2012. The Company was informed by the Paying Agent that $15,799,000 aggregate principal amount of the Securities were validly surrendered and not validly withdrawn pursuant to the Put Option. All such Securities were accepted for payment by the Company pursuant to the Put Option. The aggregate consideration to be paid for all of the Securities validly tendered for purchase pursuant to the Put Option is $15,799,000. The Company expects that the settlement date for the Put Option will be October 2, 2012. After giving effect to the purchase of the tendered notes pursuant to the Put Option, $19,210,000 aggregate principal amount of the Securities will remain outstanding.

Amendment to Item 12 of Schedule TO.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
99(a)(5)(ii)	Press release issued by the Company on September 28, 2012

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPLEASE, INC.

By:	/s/ Paul C. Hughes
Name:	Paul C. Hughes
Title:	Vice President, General Counsel and Corporate Secretary

Date: September 28, 2012

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EXHIBIT INDEX

Exhibit Number	Description
99(a)(1)(A)*	Issuer Put Right Notice for 7.50% Convertible Senior Notes due 2027, dated August 30, 2012

99(a)(1)(B)*	Form W-9

99(a)(5)(i)*	Press release issued by the Company on August 30, 2012

99(a)(5)(ii)	Press release issued by the Company on September 28, 2012

99(d)(1)	Indenture, dated as of October 9, 2007, by and among CapLease, Inc., Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (filed as Exhibit 4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007, and incorporated herein by reference)

99(d)(2)	Registration Rights Agreement, dated as of October 9, 2007, between CapLease, Inc. and Deutsche Bank Securities, Inc. (filed as Exhibit 10 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007, and incorporated herein by reference)

* Previously filed.

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